Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

February 28, 2005

Via Hand Delivery

James J. McNulty, Secretary

Pennsylvania Public Utility Commission

Commonwealth Keystone Bldg., 2nd Floor

400 North Street

Harrisburg, PA  17120

Re:                               Joint Application of SBC Communications, Inc. and AT&T Corp. together with its Certificated Pennsylvania Subsidiaries for Approval of Merger
Docket No.

Dear Secretary McNulty:

Enclosed please find an original and three copies of the Joint Merger Application of SBC Communications, Inc. and AT&T Corp. (“Joint Applicants”).  Also enclosed is a check for the application’s filing fee.

Copies of this Joint Application have been served as indicated on the enclosed Certificate of Service.  As provided in Section 5.14 of the Public Utility Commission’s (“Commission’s”) regulations, 52 Pa. Code § 5.14, the Joint Applicants request the Commission Secretary’s direction as to additional forms of notice if any that are required for this Joint Application.

Please do not hesitate to contact the undersigned with any questions concerning this application.

Very truly yours,

/s/ Daniel P. Delaney

Daniel P. Delaney
Counsel for SBC Communications, Inc.

DPD/cem
Enclosures

cc:           Service List (w/Enclosures)

BOSTON • DALLAS • HARRISBURG • LONDON • LOS ANGELES • MIAMI • NEWARK • NEW YORK • PITTSBURGH • SAN FRANCISCO • WASHINGTON

BEFORE THE

PENNSYLVANIA PUBLIC UTILITY COMMISSION

Joint Application of SBC	:
Communications, Inc. and AT&T	:
Corp. Together with its Certificated	: Docket No.
Pennsylvania Subsidiaries for	:
Approval of Merger.	:

CERTIFICATE OF SERVICE

I hereby certify that I have this day served true and correct copies of the foregoing document upon the individuals listed, in accordance with the requirements of Section 1.54 (relating to service by a participant).

Via First Class Mail

Bohdan R. Pankiw, Esquire	William R. Lloyd, Jr., Esquire
Frank Wilmarth, Esquire	Office of Small Business Advocate
Law Bureau	Suite 1102, Commerce Building
Pennsylvania Public Utility Commission	300 North Second Street
P.O. Box 3265	Harrisburg, PA 17101
Harrisburg, PA 17105-3265
Zsuzanna E. Benedek, Esquire
Johnnie E. Simms, Esquire	Sprint Communications Company, L.P.
Office of Trial Staff	240 North Third Street, Suite 201
Pennsylvania Public Utility Commission	Harrisburg, PA 17101
P.O. Box 3265
Harrisburg, PA 17105-3265	Karine Hellwig
United Telephone Company of PA
Irwin A. Popowsky, Esquire	KSOPHK0202-2D300
Philip McClelland, Esquire	6100 Sprint Parkway
Office of Consumer Advocate	Overland Park, KS 66251
Forum Place, 5th Floor
555 Walnut Street	Julia A. Conover, Esquire
Harrisburg, PA 17101-1923	Verizon Pennsylvania, Inc.
1717 Arch Street, 32N
Philadelphia, PA 19103

Ronald Weigel
Verizon North, Inc.
Verizon Pennsylvania, Inc.
Fourth Floor, Strawberry Square
Harrisburg, PA 17101

/s/ Daniel P. Delaney
Kirkpatrick & Lockhart Nicholson Graham LLP	Daniel P. Delaney
240 North Third Street
Harrisburg, PA 17101-1507
(717) 231-4500
(717) 231-4501 (Fax)
ddelaney@klng.com

Counsel for SBC Communications, Inc.

Dated: February 28, 2005

BEFORE THE PENNSYLVANIA PUBLIC UTILITY COMMISSION

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	) Docket No.
)
AT&T CORP., TOGETHER	)
WITH ITS CERTIFICATED	)
PENNSYLVANIA SUBSIDIARIES,	)
)
for Approval of Merger	)
)

JOINT APPLICATION

OF SBC COMMUNICATIONS INC. AND AT&T CORP. AND ITS CERTIFICATED PENNSYLVANIA SUBSIDIARIES FOR A CERTIFICATE OF PUBLIC CONVENIENCE EVIDENCING APPROVAL OF A MERGER

BETWEEN SBC AND AT&T

1.             SBC Communications Inc. (“SBC”), AT&T Corp. (“AT&T”), and the AT&T subsidiaries certificated to provide telecommunications services in the Commonwealth of Pennsylvania, the Joint Applicants in this proceeding, hereby request that the Public Utility Commission (“Commission”), pursuant to 66 Pa. C.S. §§ 1101-02 and 52 Pa. C.S. § 69.901(b), issue a certificate of public convenience evidencing the Commission’s approval of the merger of SBC and AT&T, in accordance with the Agreement and Plan of Merger (“Merger Agreement”) jointly executed by SBC and AT&T on January 30, 2005.(1)  A copy of the Merger Agreement is attached hereto as Exhibit B.

2.             Following the merger, AT&T will become a wholly owned, first-tier subsidiary of SBC.  The merger will be transparent and seamless for the customers of the operating subsidiaries of SBC and AT&T in Pennsylvania.  Upon consummation of the merger, the

(1) Please see the investor disclosure statement attached as Exhibit A to this Joint Application.

Commission will retain the same regulatory authority over those AT&T subsidiaries that it possesses today.  Those AT&T subsidiaries will be owned by the same entity, AT&T, that owns those subsidiaries today.  No transfer of assets or certificates of service authority will occur as part of this transaction.  Organizational charts depicting the relevant structure of SBC and AT&T before and after the merger are included as Exhibit C.

3.             The merger of SBC and AT&T is in the public interest.  The merger will permit the Joint Applicants’ operating subsidiaries to continue providing service at reasonable rates and will not adversely affect this Commission’s authority to regulate the AT&T and SBC operating subsidiaries subject to the Commission’s jurisdiction.  In addition, the merger will enhance the abilities of those operating subsidiaries to offer a broad array of existing and emerging telecommunications and information services by bringing together two telecommunications companies with complementary strengths and by capitalizing on the synergies related to the companies’ shared values of customer service, innovation, and reliability.

4.             The Joint Applicants respectfully submit that, for the reasons set forth more fully below, the public interest will best be served by prompt approval of the proposed merger.   The Joint Applicants offer the following information in support of this Joint Application:

I.              THE PARTIES TO THIS JOINT APPLICATION

A.            SBC Communications Inc. (“SBC”)

5.             SBC is a Delaware corporation with headquarters at 175 East Houston Street, San Antonio, Texas 78205-2233.  SBC is a holding company and does not directly provide any services in Pennsylvania or elsewhere.  SBC’s subsidiaries provide voice, data, and Internet services for residential, business, and government customers, mostly in a 13-state region.  SBC serves 52.4 million access lines and has 5.1 million DSL lines in service.  SBC holds a 60 percent economic and 50 percent voting interest in Cingular Wireless, which serves 49.1 million

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wireless customers.  Through alliances with GSM-based providers, Cingular offers coverage in more than 170 countries worldwide.  SBC is also making a $4 billion investment to bring next-generation Internet Protocol-based (“IP-based”) services to 18 million households within 3 years.  More comprehensive information concerning SBC’s financial status, operations, management, and services is set forth in SBC’s most recent annual report, which is incorporated herein by reference.  See http://www.sbc.com/gen/investor-relations?pid=5465.(2)

B.            AT&T Corp. (“AT&T”)

6.             AT&T is a New York holding corporation with headquarters at One AT&T Way, Bedminster, New Jersey 07921.  AT&T, through its subsidiaries, is authorized to provide domestic and international telecommunications services throughout the United States.  AT&T

(2) SBC wholly owns three subsidiaries that are certificated to provide competitive interexchange and local exchange telecommunications services in the Commonwealth of Pennsylvania but that are not involved in the proposed merger.  The first, SBC Long Distance, Inc., f/k/a Southwest Bell Communications Services, Inc. (“SBC Long Distance”) is a Delaware corporation headquartered at 5850 W. Las Positas Boulevard, Pleasanton, CA 94588.  Pursuant to a Commission Order entered September 17, 1997, in Docket No. A-310531, SBC Long Distance is authorized to offer, render, furnish, or supply competitive resold interexchange telecommunications services.  In addition, pursuant to a Commission Order entered December 22, 2004, in Docket Nos. A-310531F0002, A-310531F003 & A-3105312000.  SBC Long Distance is authorized to provide service as a competitive local exchange carrier and a competitive access provider and interexchange carrier.

The second subsidiary, SBC Telecom, Inc. (“SBC Telecom”), is a Delaware corporation headquartered at 1010 N. St. Mary’s Street, Room 14-J, San Antonio, TX 78215.  Pursuant to a Commission Order entered May 16, 2000, in Docket Nos. A-310894F001 – A-310894F0004, SBC Telecom, Inc. is authorized to offer, render, furnish, or supply telecommunications services as an Interexchange Toll Reseller (Docket No. A-310894F001), a Competitive Local Exchange Carrier (Docket No. A-310894F0002), a Competitive Access Provider (Docket No. A-310894F0003), and an Interexchange Toll Facilities-Based Carrier (Docket No. A-310894F0004).  SBC Telecom, Inc. provides competitive telecommunications services in the incumbent service territories of Verizon, Verizon North, and Sprint/United Telephone Company in Pennsylvania.

On December 22, 2004, this Commission approved a joint application of SBC Telecom, Inc. and SBC Long Distance for the consolidation of the Pennsylvania operating authority of both entities into SBC Long Distance, LLC in Docket Nos. A-310531F0003 and A-310894F2000.  While the Commission approved the reorganization, the certificates of public convenience will not issue until the completion of the reorganization, which is scheduled to occur in April 2005.  The merger of SBC and AT&T will not affect the authorized consolidation in any fashion.

The third, SNET America, Inc. d/b/a SBC Long Distance East, is a Connecticut corporation headquartered at 310 Orange Street, New Haven, CT 06510.  SBC Long Distance East is a wholly owned subsidiary of Southern New England Telecommunications Corporation, which is, in turn, a wholly owned subsidiary of SBC.  Pursuant to a Commission Order entered March 12, 1998, in Docket No. A-310303, SBC Long Distance East is authorized to offer, render, furnish, or supply interexchange telecommunications services as a reseller in the Commonwealth.

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operates the world’s largest communications network and offers a global presence in more than 50 countries, national and global IP-based networks, an unmatched portfolio of data and IP services, hosting, security and professional services, technology leadership through its AT&T Labs, skilled networking capabilities, and a highly significant base of government and large business customers.  More comprehensive information concerning AT&T’s financial status, operations, management, and services is set forth in AT&T’s most recent annual report, which is incorporated herein by reference.  See http://www.att.com/ir/sec/.

C.            AT&T Subsidiaries Certificated in Pennsylvania

7.             AT&T Communications of Pennsylvania, LLC (“AT&T-PA”) is a Pennsylvania corporation headquartered at One AT&T Way, Bedminster, N.J. 07921 and is a wholly owned subsidiary of AT&T.  Pursuant to a Commission Order entered on May 14, 2002 (in Docket No. A-311163), AT&T-PA is authorized to provide resold and facilities-based interexchange and competitive local exchange services and to supply services as a competitive access provider in the Commonwealth of Pennsylvania.   Furthermore, pursuant to Commission Order entered May 29, 1990, in Docket No. M-00900239, AT&T-PA is certificated by the Commission to provide telecommunications relay service and has served as the relay service provider in the Commonwealth since certification.

8.             TCG Delaware Valley, Inc. (“TCG Delaware Valley”) (formerly known as Eastern Telelogic Corporation) is a wholly owned subsidiary of Teleport Communications Group, Inc. (a wholly owned subsidiary of AT&T), with its principal offices at One AT&T Way, Bedminister, N.J. 07921.  TCG Delaware Valley is authorized to provide facilities-based local exchange and intrastate, interexchange telecommunications services in Pennsylvania pursuant to certification originally granted by this Commission on October 4, 1995, in Docket No. A-310258F0003.  TCG Pittsburgh is a wholly owned subsidiary of Teleport Communications

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Group, Inc. operating in the Commonwealth of Pennsylvania, with its principal offices at One AT&T Way, Bedminister, N.J. 07921.  TCG Pittsburgh is authorized to provide facilities-based local exchange and intrastate interexchange telecommunications services in Pennsylvania pursuant to certification originally granted by this Commission on October 4, 1995, in Docket No. A-310213F0002.   Both TCG Delaware Valley and TCG Pittsburgh currently are authorized to provide competitive local exchange services in the service territories of Verizon Pennsylvania, Inc., Verizon North, Inc. and Sprint/United Telephone of Pennsylvania, Inc.

D.            Designated Contacts

SBC Contacts	AT&T Contacts

Daniel P. Delaney	Daniel Clearfield
Kirkpatrick & Lockhart Nicholson Graham LLP	Alan C. Kohler
240 North Third Street	Wolf Block Schorr & Solis-Cohen
Harrisburg, PA 17101-1507	212 Locust St., Suite 300
(717) 231-4516 (Telephone)	Harrisburg, PA 17101
(717) 231-4501 (Facsimile)	(717) 237-7160 (Telephone)
ddelaney@klng.com	(717) 237-7161 (Facsimile)
dclearfield@wolfblock.com
Wayne Watts	akohler@wolfblock.com
Paul K. Mancini
Martin E. Grambow	Robert C. Barber
Randall Johnson	AT&T Corp.
SBC Communications Inc.	1120 20th Street, N.W., Suite 1000
175 East Houston Street	Washington, D.C. 20036
San Antonio, TX 78205-2233	(202) 457-2160
(214) 464-3620	rcbarber@att.com
dj4905@sbc.com

Geoffrey M. Klineberg
Kellogg, Huber, Hansen, Todd,
Evans & Figel, PLLC
1615 M Street, N.W., Suite 400
Washington, D.C. 20036
(202) 326-7928 (Telephone)
(202) 326-7999 (Facsimile)
gklineberg@khhte.com

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II.            REQUEST FOR APPROVAL OF SBC’S ACQUISITION OF AT&T

A.            The Planned Merger

9.             The Merger Agreement provides that AT&T will become a first-tier subsidiary of SBC.  At the time of the merger, shareholders of AT&T will exchange their stock for SBC stock.  There will be no change in the ownership structure of any SBC-affiliated entity subject to the Commission’s regulatory authority.  Likewise, the transaction will result in no change in the ownership of any AT&T subsidiary certificated in Pennsylvania.

10.           In connection with the merger, AT&T shareholders will receive 0.77942 shares of SBC stock for each share of AT&T stock they own, as well as a one-time cash dividend from AT&T of $1.30 per AT&T share.  SBC shareholders will continue to own SBC stock and otherwise will not be affected by the transaction.  Upon completion of the transaction, former AT&T shareholders will hold approximately 16% of SBC’s outstanding shares.

11.           The merger will not impede the Commission’s ability to regulate and effectively audit the intrastate operations of SBC Telecom, Inc., SBC Long Distance, SBC Long Distance East, AT&T-PA, or TCG, which will all continue to hold all of the state certificates that they currently hold.   There will be no transfer of assets of those certificated entities in connection with the merger.

B.            Statutory Authority

12.           The Joint Applicants request that the Commission issue a certificate of public convenience reflecting the Commission’s approval of the transaction described above pursuant to Section 1102 of the Public Utility Code, 66 Pa. C.S. § 1102, and the Commission’s Policy Statement at 52 Pa. Code § 69.901.  The Joint Applicants ask the Commission to issue such a certificate of public convenience approving the merger because “the granting of such certificate is necessary or proper for the service, accommodation, convenience, [and] safety of the public.”

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66 Pa. C.S. § 1103.  Moreover, as this Joint Application demonstrates, the merger will affirmatively and substantially promote the “‘service, accommodation, convenience, [and] safety of the public’” under the traditional standard governing this Commission’s review of mergers.  See City of York v. Pennsylvania Public Utility Commission, 295 A.2d 825, 828 (Pa. 1972).

III.           THE MERGER WILL SERVE THE PUBLIC INTEREST

A.            General Benefits of the Proposed Merger

13.           The Joint Applicants respectfully submit that the completion of the merger of SBC and AT&T will demonstrably and affirmatively benefit the public interest.  It responds to major technological, marketplace, and regulatory changes promoting facilities-based competition in all communications services markets by bringing together two companies with complementary strengths, product sets, and customer bases.  Together, SBC and AT&T will be positioned for success in a rapidly changing industry, making the transition from legacy technologies to advanced, next generation Internet Protocol networks and services.  The combined business organization will be stronger, more effective, more responsive, and more innovative; it will, therefore, be better able to meet the needs and demands of its customers – enterprise, small and medium-sized business, government and mass market.

14.           As a result of the merger, AT&T’s robust global network will be enhanced and U.S. ownership preserved.  AT&T’s facilities are an important part of the nation’s communications infrastructure, and AT&T also owns the leading global network.  The transaction will enable the combined organization to accelerate the capital investment in AT&T’s facilities necessary to keep pace with technology and market developments.

15.           Once the merger is consummated, the combined organization will be well positioned to make capital expenditures that will upgrade and expand the existing networks, and

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those expenditures will be more efficiently made given the anticipated increase in capacity utilization and efficiency of traffic flows.

16.           SBC expects capital spending totaling approximately $2 billion (before synergies) over the first several years after closing, which is considerably higher than would likely have been incurred by the two companies absent the merger.  In the words of one analyst, “[t]he backing of SBC significantly strengthens AT&T’s future outlook and should make customers feel more comfortable about the future investment in and quality of the network.”  S. Flannery, et al., Morgan Stanley, Patience Required on the Path Less Traveled at 3 (Feb. 3, 2005).

17.           The merger will strengthen national security.  AT&T in particular is a significant provider of telecommunications and information services to government customers, including not only the Commonwealth of Pennsylvania, but also the White House, the Department of Homeland Security, the Department of State, the Department of Defense, and numerous other state governments and university systems.  This transaction will result in a robust, U.S.-owned carrier with the financial resources and technical expertise necessary, not only to continue to provide those services, but also to improve them through even greater investment in innovation that produces cost savings, more reliable services, and more robust capabilities to meet future needs.

18.           The merger will increase innovation and investment, which will make existing services more efficient, lead to the more rapid introduction of those services to customers who might otherwise wait years for them, and prompt the development of new services that would otherwise not exist.  The combined organization will have greater incentives and ability to invest in research and development and to make available the fruits of those efforts to all customers.  As a result, residential and small business customers ultimately should enjoy capabilities that

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once were available only to the largest business and government customers.  And once the SBC and AT&T networks are combined as part of one organization, transport will be more efficient, reliability will increase, and the quality of service will be higher.  All customers in Pennsylvania should benefit from these anticipated merger synergies.

19.           The broadband future of our country critically depends on the abilities of companies to assemble broadband capabilities at all levels of an end-to-end network.  This merger will help facilitate broadband deployment.  Thus, overall, the merger is in furtherance of the Commonwealth’s and the Commission’s advanced network modernization and broadband deployment objectives.  Cf. 66 Pa. C.S. § 3011).

B.            Effect of the Merger on Competition

20.           As explained by SBC and AT&T in their February 21, 2005, Description of the Transaction, Public Interest Showing and Related Demonstrations submitted to the Federal Communications Commission (“FCC”) and which is incorporated herein by reference, the merger of SBC and AT&T provides an ideal opportunity to promote competition at a juncture in the evolution of the telecommunications industry under which advances in technology are joining the competitive forces of traditionally separate industries, like the cable, wireless and data transmission industries, into an integrated competitive environment serving both the consumer and business markets.  In this quickly evolving environment, the existence of separate local and long distance companies no longer benefits consumers.  But neither SBC nor AT&T standing alone has the assets and expertise necessary to assemble a true nationwide end-to-end broadband network.  Their union will allow beneficial vertical integration without diminishing vigorous horizontal competition.  The merger of these two legacy carriers is the most logical and natural outcome to ensure a strong, vibrant and fully competitive industry.

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21.           SBC and AT&T have complementary strengths and product sets, and have focused on sales to different groups of customers.  SBC is a financially strong provider of voice, data, broadband, and related services to consumers, businesses – especially small and mid-sized businesses – and wholesale customers, primarily on a local and regional basis in its 13-state region.  SBC holds a 60% ownership interest in the largest U.S. wireless company, Cingular Wireless, and is one of the leading providers of residential broadband DSL services.

22.           AT&T has a different focus.  It provides a broad array of voice, data, and IP-based services to customers on its global and national IP-based networks.  It has a presence in more than 50 countries, allowing it to compete for the business of the largest global enterprises.  AT&T has been a leader in the development of innovative products through its AT&T Labs.

23.           The combined SBC and AT&T will be a stronger and more enduring U.S.-based global competitor than either company could be alone, capable of delivering the advanced network technologies necessary to offer integrated, innovative high quality and competitively priced telecommunications services to meet the national and global needs of all classes of customers worldwide.  The combined company will have the resources, expertise, and incentive to adapt the sophisticated products that AT&T has developed for its enterprise customers to the needs of small and medium businesses and consumers, and the marketing expertise and infrastructure to reach those customers.  The merger will ensure that AT&T, on which the government heavily depends for national security and other needs, remains a strong American company.

24.           Indeed, the merger will produce a flagship U.S. carrier that will offer the most efficient, highest quality capabilities to government, business, and residential customers nationwide.  Combining the two companies’ core strengths will result in more investment in, and

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faster deployment, of innovative new technologies and services, and those services will benefit all customers, not just those now served by the legacy companies.

25.           As described above and as demonstrated further in this application, the benefits described above will be equally beneficial to consumers and businesses in Pennsylvania.  Indeed, the merger will produce numerous tangible public interest benefits in Pennsylvania, and it will enhance, not harm, competition in any sector.

26.           In the mass market or consumer market, AT&T’s independent, irreversible decision in 2004 to stop pursuing such customers for either local or long distance wireline telephony, including those in Pennsylvania, means that it will no longer be a substantial competitor in that market.  Continuation of those plans will mean the merger will not adversely impact competition in that market in Pennsylvania.

27.           For example, SBC and AT&T anticipate that the combined company will be better able to compete using VoIP than either company standing alone.  Prior to its decision to cease actively marketing mass market land-line voice service, AT&T had developed a VoIP service, known as “AT&T CallVantage Service.”  By joining together AT&T’s VoIP platform and SBC’s traditional consumer focus and financial resources behind VoIP, the merger will permit the combined company to deploy VoIP to both business and mass market customers more aggressively and effectively, both in and out of SBC’s region.

28.           Thus, in light of AT&T’s current position in the Pennsylvania marketplace and the existence of a large and growing number of other market players in that market, the merger will create a stronger company that will be positioned to compete in all markets with more efficiency, effectiveness, and responsiveness.  The combined organization of SBC and AT&T

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will be one among many engaged in vigorous competition in Pennsylvania to the benefit of Pennsylvania’s consumers and businesses.

C.            Quality of Service and Rates

29.           The proposed merger will not adversely affect the availability and quality of the service currently offered by SBC Telecom, Inc., SBC Long Distance, SBC Long Distance East, AT&T-PA, TCG Pittsburgh, TCG Delaware Valley, or any other entities certificated by this Commission that are under the direct or indirect control of AT&T.  All of these certificated entities will continue to exist in their current forms after the merger is consummated.  The merger will have no effect on the rates, terms, and conditions of the services that these entities currently provide.

30.           The merger will not affect AT&T-PA’s role as the telecommunications relay service provider in Pennsylvania.  The merger will be transparent to the hearing impaired users of the service in the Commonwealth.

31.           The merger also will ultimately improve the quality and variety of communications services offered to the citizens of Pennsylvania.  The combined organization of SBC and AT&T will be able to offer new technologies to the consumer and corporate markets in more rapid fashion, to provide businesses with customized, sophisticated, and integrated national and global telecommunications systems, and to create network efficiencies.  The combined organization will be able to draw upon the expertise, capabilities, and talents of its combined force of personnel, employing the best practices learned by each of the previously separate AT&T and SBC organizations and improving the quality and breadth of the services offered.  In particular, it is anticipated that many of the technological innovations of AT&T Labs, which most recently have been implemented for the benefit of AT&T’s predominately high-end, large enterprise customers, will have broader application to the small and medium business and mass

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market customers that will be served by the combined organization.  These include (a) IP-based video services, (b) speech and text technologies for visually, hearing, and speech-impaired customers, (c) fraud reduction and security services, (d) e-commerce capabilities, and (e) service provisioning and repair systems.  And the increased financial expenditures of the combined organization in the form of capital expenditures will accelerate the pace at which these new and improved services are deployed.

D.            The Financial Strength of the Resulting Organization

32.           The merger will create an organization that will enjoy enhanced financial health and vigor, which will affirmatively benefit the public.  Recent years have proven difficult for the telecommunications industry and reduced revenues and diminished market capitalizations are expected in the future.

33.           The merger of AT&T with a financially strong company will substantially improve AT&T’s access to capital at favorable rates, which in turn will positively impact AT&T’s ability to raise necessary capital and to maintain a reasonable capital structure.  As this Commission has noted in the past, the combination of the financial resources and managerial skills and experience of two telecommunications providers can accelerate competition in local markets by creating a combined company with capital, marketing abilities and a state-of-the-art network to compete against other carriers.  See Joint Application of WorldCom, Inc., 1998 Pa. PUC LEXIS 31 (Pa. PUC July 28, 1998).  The announcement of the merger itself has already had a potential positive impact on AT&T’s credit rating, with Standard & Poor’s indicating that it may raise its ratings on AT&T from junk status to investment grade.  The synergies created by this merger will strengthen the combined organizations through reduced costs, increased productivity, and augmented revenues.  And the positive impact on AT&T’s ability to raise necessary capital and maintain a reasonable capital structure, as noted above, will benefit all of

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its subsidiaries, including those currently operating in Pennsylvania.  See also Opinion and Order, Joint Application of Pennsylvania-American Water Company and Thames Water Aqua Holdings GmbH, Commission Dkt. No. A-212285F0096, at 16-17 (Order entered Sept. 4, 2002) (recognizing the public benefit in having a utility merge with a larger, financially stronger company, enhancing the utility’s access to capital at favorable rates and leading to better credit ratings and lower borrowing costs).

E.             Employment Outlook

34.           The merger of SBC and AT&T will create a much stronger job outlook for the combined organization.  As a result of the recent financial downturn in the telecommunications industry, hundreds of thousands of jobs have been lost.  Neither SBC nor AT&T have been immune.

35.           The merger, however, will position the combined organization for growth, which in time will produce jobs.  By creating a new combination that is stronger than the sum of its parts, the merger of SBC and AT&T will allow development of new technologies and improvement of their currently existing services.  Furthermore, the workforce-related benefits of this merger extend beyond the combined organization’s employment needs.  A strong combined SBC and AT&T will be able to deliver the advanced networks and services required by American businesses to succeed, which in turn creates more jobs in the economy at large.

36.           It is significant that both the unions representing SBC and AT&T workers – the Communications Workers of America (“CWA”) and the International Brotherhood of Electrical Workers (“IBEW”) – have expressed their support of the merger.  As Morton Bahr, the President of the CWA stated on January 31, “[w]ith the assurance that in this merger, the companies are committed to growing the business, providing quality and universal customer services, and to creating well-paying jobs for American communities, CWA will support the proposed

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acquisition and urge regulators to give it their approval.”  Statement of CWA President Morton Bahr, January 31, 2005, attached hereto as Exhibit D.  The IBEW similarly expressed its support for the merger: “The IBEW is encouraged by the purchase of AT&T by SBC.  We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike.  The joining of forces by two major players in the industry could be a major step toward this goal.”  Statement of IBEW President Edwin D. Hill, January 31, 2005, attached hereto as Exhibit E.

F.             The Authority of This Commission to Regulate Rates and Service

37.           The approval of this merger will not impair, compromise, or in any material way alter the Commission’s authority to regulate the AT&T and SBC subsidiaries currently operating in Pennsylvania pursuant to this Commission’s certifications.  Upon completion of the merger, the Commission will retain authority over the rates, services, and responsibilities of those certificated entities in accordance with applicable law to the same extent that it does today.

38.           In addition to filings with this Commission, SBC and AT&T are taking steps to satisfy the requirements of other governmental entities with respect to the merger, including the FCC and the U.S. Department of Justice, each of which will undertake a detailed review of the merger.  Moreover, this merger is likely to be reviewed not only by a number of state commissions but also by various international regulatory entities in countries where SBC and AT&T hold direct or indirect investments in telecommunications companies.

IV.           NOTICE

39.           Copies of this Joint Application have been served upon the Commission’s Law Bureau, Office of Trial Staff, and the Offices of Consumer Advocate, Small Business Advocate,

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Verizon and Verizon North, and Sprint/United Telephone Company of Pennsylvania as indicated on the enclosed Certificate of Service.

40.           Consistent with the requirements of Section 5.14 of the Commission’s regulations, 52 Pa. Code § 5.14, the Joint Applicants request direction by the Commission Secretary as to the forms of notice, if any, that are required for this Joint Application.

V.            INCORPORATION BY REFERENCE

41.           All of the applications, annual reports, tariffs and other documents filed with the Commission by SBC’s Pennsylvania subsidiaries and AT&T Corp. and its certificated Pennsylvania Subsidiaries are made part of this Joint Application by reference.

VI.           CONCLUSION AND SUMMARY OF PUBLIC INTEREST BENEFITS

As stated above, the proposed merger will affirmatively promote the service, accommodation, convenience, or safety of the public.  In summary:

•                                          The merger will create a stronger company, better positioned to compete in Pennsylvania’s dynamic telecommunications markets with more efficiency, effectiveness, and responsiveness.  The combined organization of SBC and AT&T will be one among many engaged in vigorous competition in Pennsylvania to the benefit of Pennsylvania’s consumers and businesses.

•              The merger will not affect the quality of service currently being provided by AT&T in the Commonwealth, including AT&T’s role as the telecommunications relay service provider in Pennsylvania.

•                                          The merger will position the combined organization for growth, which in time will produce jobs.

16

•                                          By creating a new combination that is stronger than the sum of its parts, the merger of SBC and AT&T will allow development of new technologies and improvement of currently existing services.

•                                          The merger will enhance AT&T’s financial strength by giving it greater ability to attract capital at favorable rates.  A strong combined SBC and AT&T will be able to deliver the advanced networks and services required by businesses in Pennsylvania as well as nationally to succeed, which in turn creates more jobs in the economy at large

WHEREFORE, for all the foregoing reasons the joint applicants respectfully request the commission to approve this Joint Application and to enter an order which

1.             Issues a certificate of public convenience approving the merger of SBC and AT&T; and

2.             Grants any additional relief deemed necessary and appropriate to effectuate the Merger Agreement.

17

Respectfully submitted,

FOR SBC COMMUNICATIONS INC.	FOR AT&T CORP.

/s/ Daniel P. Delaney	/s/ Daniel Clearfield
Daniel P. Delaney	Daniel Clearfield
Kirkpatrick & Lockhart Nicholson	Alan C. Kohler
Graham LLP	Wolf Block Schorr & Solis-Cohen
240 North Third Street	212 Locust St., Suite 300
Harrisburg, PA 17101-1507	Harrisburg, PA 17101
(717) 231-4516 (Phone)	(717) 237-7173 (Clearfield Phone)
(717) 231-4501 (Facsimile)	(717) 237-7172 (Kohler Phone)
ddelaney@klng.com	dclearfield@wolfblock.com
akohler@wolfblock.com
Wayne Watts
Paul K. Mancini	Robert C. Barber
Martin E. Grambow	AT&T Corp.
Randall Johnson	1120 20th Street, N.W., Suite 1000
SBC Communications Inc.	Washington, D.C. 20036
175 East Houston Street	(202) 457-2160
San Antonio, Texas 78205-2233	rcbarber@att.com
(214) 464-3620
dj4905@sbc.com

Geoffrey M. Klineberg
Kellogg, Huber, Hansen, Todd,
Evans & Figel, PLLC
1615 M Street, N.W., Suite 400
Washington, D.C. 20036
(202) 326-7928 (Telephone)
(202) 326-7999 (Facsimile)
gklineberg@khhte.com

DATED: FEBRUARY 28, 2005

18

BEFORE THE PENNSYLVANIA PUBLIC UTILITIES COMMISSION

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	) Docket No.
)
AT&T CORP., TOGETHER	)
WITH ITS CERTIFICATED	)
PENNSYLVANIA SUBSIDIARIES,	)
)
for Approval of Merger	)
)

AFFIDAVIT

I, Rick L. Moore, being duly sworn according to law, depose and say that I am Managing Director-Corporate Development of SBC Communications Inc.; that I am authorized to and do make this affidavit for SBC Communications Inc.; and that the facts set forth in the foregoing Joint Application are true and correct to the best of my knowledge, information, and belief, and I expect SBC Communications Inc. to be able to prove the same at any hearing hereof.

/s/ Rick L. Moore
Rick L. Moore
Managing Director-Corporate Development
SBC Communications Inc.

Sworn and subscribed before me
this [DATE] day of February, 2005
25th

/s/ Lisa K. Fox
Notary Public

BEFORE THE PENNSYLVANIA PUBLIC UTILITIES COMMISSION

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	) Docket No.
)
AT&T CORP., TOGETHER	)
WITH ITS CERTIFICATED	)
PENNSYLVANIA SUBSIDIARIES,	)
)
for Approval of Merger	)
)

AFFIDAVIT

I, David P. Condit, being duly sworn according to law, depose and say that I am Vice President of AT&T Corp.; that I am authorized to and do make this affidavit for AT&T Corp.; and that the facts set forth in the foregoing Joint Application are true and correct to the best of my knowledge, information, and belief, and I expect AT&T Corp. to be able to prove the same at any hearing hereof.

/s/ David P. Condit
David P. Condit
Vice President Law and
Government Affairs
AT&T Corp.

Sworn and subscribed before me
this 22nd day of February, 2005

/s/ Deborah A. Stewart
Notary Public

BEFORE THE PENNSYLVANIA PUBLIC UTILITY COMMISSION

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	) Docket No.
)
AT&T CORP., TOGETHER	)
WITH ITS CERTIFICATED	)
PENNSYLVANIA SUBSIDIARIES,	)
)
for Approval of Merger	)
)

LIST OF EXHIBITS

Exhibit A -             Disclosure Statement

Exhibit B -              Merger Agreement (Jan. 30, 2005)

Exhibit C -              Organizational Charts

Exhibit D -              Statement of CWA President Morton Bahr (Jan. 31, 2005)

Exhibit E -              Statement of IBEW President Edwin D. Hill (Jan. 31, 2005)

BEFORE THE PENNSYLVANIA PUBLIC UTILITY COMMISSION

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	) Docket No.
)
AT&T CORP., TOGETHER	)
WITH ITS CERTIFICATED	)
PENNSYLVANIA SUBSIDIARIES,	)
)
for Approval of Merger	)
)

EXHIBIT A

Investor Disclosure Statement Concerning the
Proposed Merger of SBC Communications, Inc.
and AT&T Corp.

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and d Exchange Commission (the “SEC”). Investors are urged to read the registration statement and other materials when they are available because they contain important information.  Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site ( www.sec.gov ). These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations ) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec ) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Cautionary Language Concerning Forward-Looking Statements

Certain matters discussed in this statement, including the appendices attached, are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, without limitation, the information concerning possible or assumed future revenues and results of operations of SBC and AT&T, projected benefits of the proposed SBC/AT&T merger and possible or assumed developments in the telecommunications industry. Readers are cautioned that the following important factors, in addition to those discussed in this statement and elsewhere in the proxy statement/prospectus to be filed by SBC with the Securities and Exchange Commission, and in the documents incorporated by reference in such proxy statement/prospectus, could affect the future results of SBC and AT&T or the prospects for the merger : (1) the ability to obtain governmental approvals of the merger on the proposed terms and schedule ; (2) the failure of AT& T shareholders to approve the merger ; (3) the risks that the businesses of SBC and AT&T will not be integrated successfully ; (4) the risks that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected ; (5) disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers ; (6) competition and its effect on pricing, costs, spending, third-party relationships and revenues ; (7) the risk that Cingular LLC could fail to achieve, in the amount and within the timeframe expected, the synergies and other benefits expected from its acquisition of AT&T Wireless ; (8) final outcomes of various state and federal regulatory proceedings and changes in existing state, federal or foreign laws and regulations and/or enactment of additional regulatory laws and regulations ; (9) risks inherent in international operations, including exposure to fluctuations in foreign currency exchange rates and political risk ; (10) the impact of new technologies ; (11) changes in general economic and market conditions ; and (12) changes in the regulatory environment in which SBCand AT&T operate.

The cites to webpages in this document are for information only and are not intended to be active links or to incorporate herein any information on the websites, except the specific information for which the webpages have been cited.

BEFORE THE PENNSYLVANIA PUBLIC UTILITY COMMISSION

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	) Docket No.
)
AT&T CORP., TOGETHER	)
WITH ITS CERTIFICATED	)
PENNSYLVANIA SUBSIDIARIES,	)
)
for Approval of Merger	)
)

EXHIBIT B

Agreement and Plan of Merger Among AT&T
Corp. and SBC Communications, Inc ., Dated
January 30, 2005.

[AGREEMENT AND PLAN OF MERGER]

BEFORE THE PENNSYLVANIA PUBLIC UTILITY COMMISSION

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	) Docket No.
)
AT&T CORP., TOGETHER	)
WITH ITS CERTIFICATED	)
PENNSYLVANIA SUBSIDIARIES,	)
)
for Approval of Merger	)
)

EXHIBIT C

Pre and Post Merger Organization Charts for
SBC Communications, Inc . and AT&T Corp.

SBC COMMUNICATIONS INC. & AT&T CORP.

PRIOR TO THE MERGER

(ORGANIZATION CHART ONLY INCLUDES SUBSIDIARIES THAT ARE IMPACTED
BY THIS RESTRUCTURING . UNAFFECTED SUBSIDIARIES ARE NOT DISPLAYED.)

SBC COMMUNICATIONS INC. & AT&T CORP.

AFTER THE MERGER

(ORGANIZATION CHART ONLY INCLUDES SUBSIDIARIES THAT ARE IMPACTED
BY THIS RESTRUCTURING . UNAFFECTED SUBSIDIARIES ARE NOT DISPLAYED .)

BEFORE THE PENNSYLVANIA PUBLIC UTILITY COMMISSION

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	) Docket No.
)
AT&T CORP., TOGETHER	)
WITH ITS CERTIFICATED	)
PENNSYLVANIA SUBSIDIARIES,	)
)
for Approval of Merger	)
)

EXHIBIT D

Statement of Communications Workers of
America in Support of the Proposed Merger,
Dated January 31, 2005.

Communications Workers of America

Search This Site

CWA	The Union for the Information Age

Communications Workers of America	AFL-C10, CLC

Press Releases

NEWS RELEASE	For More Information:
For Immediate Release	Jeff Miller or Candice
1/31/2005	Johnson
CWA Communications, 202-
434-1168

Statement by the Communications Workers of America on SBC's Proposed Purchase of AT&T

President Morton Bahr of the Communications Workers of America issued the following statement on SBC's purchase of AT&T. CWA represents 15,000 employees at AT&T and 95,000 at SBC.

SBC's purchase of AT&T makes good business sense, and it could be good news for customers and employees as well as shareholders of both companies. Such a merger creates a strong U.S. competitor in the global telecom marketplace with the resources to substantially advance the rollout of high-speed broadband and other services and drive economic growth and job expansion.

CWA's concern is for the employment security and career opportunity of the employees we represent. In recent years, AT&T has been contracting its business and shedding jobs. With the integration of its operations into SBC, there is now the opportunity for a new strategy that instead focuses on dynamic growth and creation of new services and technologies.

We look forward to discussing the companies' plans in more detail as we talk with SBC and AT&T executives in the coming days and weeks.

With the assurance that in this merger, the companies are committed to growing the business, providing quality and universal customer services, and to creating well-paying jobs for American communities, CWA will support the proposed acquisition and urge regulators to give it their approval.

###

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BEFORE THE, PENNSYLVANIA PUBLIC UTILITY COMMISSION

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	) Docket No.
)
AT&T CORP., TOGETHER	)
WITH ITS CERTIFICATED	)
PENNSYLVANIA SUBSIDIARIES,	)
)
for Approval of Merger	)
)

EXHIBIT E

Statement of the International Brotherhood of
Electrical Workers in Support of the Merger,
Dated January 31, 2005.

Lucent Technologies and the CWA and IBEW Agree to Extend Negotiations One Week

For Immediate Release	Contact: Jim Spellane
January 31, 2005	202 728-6014

Statement of the International Brotherhood of Electrical
Workers On SBC Purchase of AT&T

(Washington, DC) – International President Edwin D. Hill of the International Brotherhood of Electrical Workers (IBEW) issued the following statement on the purchase by SBC of AT&T. The IBEW currently represents 12,500 workers at SBC and 900 at AT&T.

“The IBEW is encouraged by the purchase of AT&T by SBC. We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike. The joining of forces by two major players in the industry could be a major step toward this goal.

“As the telecom market becomes increasingly global in nature, it is imperative that U.S. companies have the ability to compete with anyone. The combined expertise and resources of SBC and AT&T create a company with significant strength in all facets of the industry and that is positioned to become a force in emerging technologies that are in increasing demand.

“We pledge to work with management of SBC and AT&T to ensure that this move will bring about a new era of progress for all concerned.”

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